SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                       Commission File Number: 000-50303
                                                               ---------

                          NOTIFICATION OF LATE FILING

   |X| Form 10-K   |_| Form 11-K  |_| Form 20-F   |_| Form 10-Q  |_| Form N-SAR

         For Period Ended: January 31, 2006
                           ----------------------------------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Report on Form N-SAR
|_| Transition Report on Form 11-K

         For Transition Period Ended: Not applicable
                                      -----------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Hayes Lemmerz International, Inc.
                         ------------------------------------------------------
Former name, if applicable: Not Applicable
                            ---------------------------------------------------

Address of principal executive office: 15300 Centennial Drive
                                       ----------------------------------------

City, state and zip code: Northville, Michigan 48168
                          ------------------------------------------------------

                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |   (a)      The reason described in detail in Part III of this form
       |            could not be eliminated without unreasonable effort or
       |            expense;
       |
       |   (b)      The subject annual report, semi-annual report, transition
       |            report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
       |            Form N-CSR, or portion thereof, will be filed on or
   |X| |            before the fifteenth calendar day following the
       |            prescribed due date; or the subject quarterly report or
       |            transition report on Form 10-Q, or portion thereof, will
       |            be filed on or before the fifth calendar day following
       |            the prescribed due date; and
       |
       |   (c)      The accountant's statement or other exhibit required by
       |            Rule 12b-25(c) has been attached, if applicable.
       |

                                    PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company was unable, without unreasonable effort or expense, to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2006 (the "Form 10-K"), due to the Company's recent identification of certain adjustments needed in the tax provisions relating to the Company's operations in Germany, which are expected to have no impact on earnings from operations or Adjusted EBITDA as previously announced by the Company on April 11, 2006 and a favorable impact on net earnings. The Company anticipates filing its Form 10-K no later than April 21, 2006.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

  Patrick C. Cauley                    (734)                   737-5075
-------------------------------------------------------------------------------
     (Name)                         (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company incorporates by reference the description of its results of operations for its fiscal year ended January 31, 2006 that were disclosed in the Company's Current Report on Form 8-K filed on April 11, 2006.


                       Hayes Lemmerz International, Inc.
                       ---------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                    HAYES LEMMERZ INTERNATIONAL, INC.

                                    By:  /s/ PATRICK C. CAULEY
                                         -----------------------------
                                             Patrick C. Cauley
                                             Vice President, General
                                                Counsel and Secretary

Date: April 17, 2006